Exhibit 99.319

NexTech AR Solutions Announces Appointment of New CFO

Adds Vice President of Investor Relations

Vancouver, Canada – June 1, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (NEO: NTAR.NE) (OTC: NEXCF) (CSE: NTAR) is pleased to announce the appointment of its new Chief Financial Officer (“CFO”), Andrew Chan, CPA, CA. Andrew has over 20 years of experience across finance, accounting, business analytics, and strategy, focusing on the technology and financial services sectors. Nextech looks forward to capitalizing on his background to help build strong internal relationships across its global business units, while leading the Company’s financial operations and playing a significant role in its strategic direction.

“Nextech continues to push the boundaries of what’s possible within its augmented reality solutions, and Andrew’s capabilities and experience will ensure we are leveraging the right tools in our corporate tool kit to help deliver our rapid growth targets,” said Evan Gappelberg, Founder and CEO of the Company. “I’ve been hyper focused on building a world-class team and am very pleased Andrew has joined us at this critical stage in our journey. Given the caliber of the executive and management teams now in place and the recent additions to our growing team, I’m more confident than ever we will succeed in realizing our vision while addressing our multi-stakeholder responsibilities.”

Andrew Chan has over 20 years of finance and accounting experience with half of his career serving high-growth, public technology companies. After over a decade in public accounting (including 9 years at Ernst & Young), Andrew moved into senior finance positions with Real Matters Inc. (TSX: REAL) and goeasy ltd. (TSX: GSY) – both offering technology solutions for the financial services industry – where he was involved in several financings, transactions and acquisitions with an aggregate value of well over a billion dollars. Mr. Chan has successfully integrated and led finance-related functional groups including treasury and banking, corporate reporting and budgeting and was instrumental in forging strong relationships with business unit leaders to enable successful revenue forecasting and delivery.

Andrew is a Chartered Public Accountant (CPA,CA) and also holds a Bachelor of Commerce degree specializing in accounting and finance from the University of Toronto.

Nextech also announces that Paul Moon has been appointed Vice President, Investor Relations for the Company effective today. Paul has more than 20 years of investor relations experience in several industries including financial services, technology and biotechnology. He most recently served as head of investor relations and business development for Protean Biodiagnostics, a disruptive precision oncology company. He also served as Vice President, Investor Relations and Communications for biotechnology companies, Resverlogix Corp. and Zenith Epigenetics Ltd. Prior thereto, he was Head of Marketing and Director, Investor Relations and Corporate Communications for Pure Technologies Inc., a global developer and provider of specialized technologies serving the water and wastewater sectors.

Share Option Grant

The Company has granted 385,000 stock options to officers, employees and consultants for the right to purchase up to an aggregate of 385,000 common shares of the Company (the “Options”). The Options vest over three years, at a price of $2.56 per share, being the closing price of the last trading day prior to the date of grant. All Options were granted in accordance with the Company’s stock option plan.

For further information, please contact:

Investor Relations

Investor.relations@Nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.